As filed with the Securities and Exchange Commission on June 13, 2003
Registration No. 333-100754

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under
The Securities Act of 1933

SOCKET COMMUNICATIONS, INC.
(Exact name of Registrant as specified in charter)

Delaware	94-3155066
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

37400 Central Court
Newark, CA 94560
(510) 744-2700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David W. Dunlap
Chief Financial Officer
SOCKET COMMUNICATIONS, INC.
37400 Central Court
Newark, CA 94560
(510) 744-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herbert P. Fockler, Esq.
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 13, 2003

 PROSPECTUS

4,844,797 Shares

Socket Communications, Inc.

Common Stock

This prospectus relates to 4,844,797 shares of our common stock which may be sold from time to time by certain stockholders set forth in "Selling Stockholders" section of this prospectus. Of the shares offered by this prospectus, such shares include shares issuable as dividend distributions in respect of the Series F Convertible Preferred Stock and 1,547,107 shares of common stock issuable upon exercise of warrants. The balance of the shares offered pursuant to this prospectus represent the maximum number of shares of our common stock that may be issued upon conversion of shares of our Series F Convertible Preferred Stock held by the selling stockholders or their transferees.

The prices at which the selling stockholders or their transferees may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. While we may receive proceeds upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "SCKT" and is listed on the Pacific Exchange under the symbol "SOK." On June 11, 2003, the last reported sale price for our common stock on the NASDAQ National Market was $1.33 per share.

Investment in the securities involves a high degree of risk. See "Risk Factors".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June __, 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

THE COMPANY

RISK FACTORS

USE OF PROCEEDS

INFORMATION CONTAINED IN THIS PROSPECTUS

FORWARD-LOOKING STATEMENTS

DESCRIPTION OF SERIES F CONVERTIBLE PREFERRED STOCK

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INFORMATION INCORPORATED BY REFERENCE

THE COMPANY

We design, manufacture and sell products that connect handheld and notebook computers to the Internet, computer networks, and peripherals through both wireless and cable connections. Our products are designed for use with a broad range of handheld and notebook computers, and employ innovative designs that reduce battery power consumption and make them easy to install and use. Our products have been designed specifically for handheld computers and other battery-powered devices with standard expansion slots for plug-in cards. We believe that growth in the mobile workforce, combined with technical advances and cost reductions in handheld computers and networking technologies, are driving broader adoption of mobile data communications. Our products are designed to address the growing need for connectivity by enabling the use of handheld devices to extend data communications capabilities beyond location-dependent wired networks or telephone lines, thereby enabling mobile computer users to enhance their productivity, exploit time sensitive opportunities and improve customer satisfaction. Our products allow consumers to easily integrate hardware, software and services into complete mobile connectivity solutions.

Our products can be classified into four broad product families:

  Network connection products;
  Bar code scanning products;
  Serial products; and
  Embedded products and services.

Our network connection products are connection devices that can be plugged into standard expansion slots in handheld and notebook computers. These products allow users to connect their handheld and notebook computers to the Internet via mobile phone services, or to private networks, or to communicate with other electronic devices such as desktop computers and printers. Our bar code scanning products plug into handheld or notebook computers and turn handheld or notebook computers into portable bar code scanners that can be used in various retail and industrial workplaces. Our serial products add connection ports to a notebook or handheld computer that allows users to connect these portable computers to standard peripherals designed for desktop PCs. Our embedded products and services allow manufacturers of mobile phones, handheld computers and other devices to build wireless connection functions into their products.

Handheld computers have evolved over the past several years from simple devices used mainly to hold personal information into small portable computers with functionality similar to desktop PCs. Advances in mobile network access and transfer speeds are enabling handheld computer users to access the Internet, send and receive email, access corporate data files, and exchange mobile instant messages anywhere and at any time. Growth in the mobile workforce and increasing reliance on the Internet and email are increasing the demand for mobile data communications. Advances in wireless connection technologies, particularly Bluetooth and Wireless LAN (WiFi), are being commercialized to allow handheld computers to interact wirelessly with nearby computers and with a wide array of electronic appliances, including mobile phones, printer, digital cameras, LAN access points, automobile communications systems, bar code scanners, home entertainment and security systems, public kiosks, public Internet access locations and vending machines. We believe we are well positioned to benefit from expected growth in mobile data communications by maintaining a leadership position in connection solutions for mobile devices. Our marketing and product development strategy is to capitalize on strategic partner relationships, offer a comprehensive range of products, build a strong brand name, diversify our distribution channels and support product developers.

We have an experienced management team and Board of Directors. Many of our senior officers joined us during the years 1992 through 1994, including Kevin Mills, President and CEO; co-founder Micheal Gifford, Business Unit Manager of our embedded and industrial business unit; David Dunlap, Chief Financial Officer; Len Ott, Chief Technical Officer; and Peter Phillips, Vice President of Marketing. Kevin Mills and Micheal Gifford serve on our Board of Directors. Our Board of Directors also includes cofounder Charlie Bass as Chairman, who has served in that capacity since 1992, along with four other independent directors. Two of our independent directors, Enzo Torresi and Gianluca Rattazzi, are former chief executive officers of high technology companies and our two other independent directors, Leon Malmed and Peter Sealey, are former senior sales and marketing executives.

We were incorporated in California in March 1992, and reincorporated in Delaware at the time of our initial public offering in June 1995. We have approximately 60 full time employees, and our headquarters are located at 37400 Central Court, Newark, California 94560. Our telephone number is (510) 744-2700. We have established two marketing and support subsidiaries, Socket Communications, Europe, located in Grenoble, France, and Socket Communications K.K., located in Tokyo, Japan.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below, as well as the risks described in our annual and quarterly reports filed with the Securities and Exchange Commission, before deciding to purchase shares of our common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our common stock could, in turn, decline and you could lose all or part of your investment.

We have a history of operating losses, we cannot assure you that we will achieve ongoing profitability and we have monthly payment obligations.

We have incurred significant operating losses since our inception. We expect to incur operating losses through the second quarter of 2003 and possibly longer. For the fiscal year ended December 31, 2002 and the first quarter of 2003, we incurred net losses of $2,971,830 and $612,507 respectively. To obtain profitability, we must accomplish numerous objectives, including the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we cannot assure you that we will generate sufficient net revenue to achieve ongoing profitability.

We also have debt payment obligations to Nokia Corporation under a Business Transfer Agreement that we entered into with Nokia in March 2002. These payments are in the amount of approximately $107,300, plus accrued interest, per month through November 2003, with a final payment of approximately $437,300 plus accrued interest, due in December 2003. In addition, we sold 100,000 shares of Series E redeemable convertible preferred stock in a private placement financing in October 2002. We are obligated to pay one-fifteenth of the original value of the Series E ($66,667) in cash or shares of Common Stock, together with accrued dividends, at the end of every month through March 31, 2004. We have paid all such obligations in the first quarter of 2003 in cash. If we cannot achieve profitability, we will not be able to support our operations from positive cash flows, and we would use our existing cash to support operating losses, make debt payments to Nokia and make cash redemption payments on the Series E redeemable convertible preferred stock. We do not anticipate the need to raise additional capital in 2003 to fund our operations, but should the need arise we cannot assure you that additional capital will be available on acceptable terms, if at all, and any such terms may be dilutive to existing stockholders. If we are unable to secure the necessary capital, we will need to suspend some or all of our current operations.

We may require additional capital in the future and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We have historically needed to raise capital to fund our operating losses. We expect to continue to incur operating losses through the second quarter of 2003 and possibly longer. Our forecasts are highly dependent on factors beyond our control, including market acceptance of our products and sales of handheld computers. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares will cause dilution to our stockholders' investments and could also cause the market price of our Common Stock to fall.

A significant portion of our revenue currently comes from two distributors, and any decrease in revenue from these distributors could harm our business.

A significant portion of our revenue comes from two distributors, Ingram Micro and Tech Data, which represented approximately 36 percent of our worldwide revenue in the first quarter of 2003, and 30 percent of our worldwide revenue in fiscal 2002. We expect that a significant portion of our revenue will continue to depend on sales to Ingram Micro and Tech Data. We do not have long-term commitments from Ingram Micro or Tech Data to carry our products, and either could choose to stop selling some or all of our products at any time. If we lose our relationship with Ingram Micro or Tech Data, we could experience disruption and delays in marketing our products.

If the market for handheld computers fails to grow, we might not achieve our sales projections.

Substantially all of our products are designed for use with mobile personal computers, including handhelds, notebook computers and tablets. If the mobile personal computer industry does not grow or if its growth slows, we might not achieve our sales projections.

Our sales would be hurt if the new technologies used in our products do not become widely adopted.

Many of our products use new technologies, such as the Bluetooth wireless standard and 2D bar code scanning, which are not yet widely adopted in the market. If these technologies fail to become widespread, our sales will suffer.

If third parties do not produce and sell innovative products with which our products are compatible, we may not achieve our sales projections.

Our success is dependent upon the ability of third parties in the mobile personal computer industry to complete development of products that include or are compatible with our technology and to sell their products into the marketplace. Our ability to generate increased revenue depends significantly on the commercial success of Windows-powered handheld devices, particularly the Pocket PC, and other devices, such as the new line of handhelds with expansion options offered by Palm. If manufacturers are unable to ship new products such as Pocket PC and other Windows-powered devices or Palm devices on schedule, or if these products fail to achieve or maintain market acceptance, the number of our potential new customers would be reduced and we would not be able to meet our sales expectations.

We could face increased competition in the future, which would adversely affect our financial performance.

The market for handheld computers in which we operate is very competitive. Our future financial performance is contingent on a number of unpredictable factors, including that:

  consolidation among our competitors is resulting in companies with greater financial, marketing, and technical resources than ours;
  we periodically face intense price competition, particularly when our competitors have excess inventories and discount their prices to clear their inventories; and
  certain original equipment manufacturers of personal computers, mobile phones and handheld computers may make our products less significant by incorporating built-in functions, such as Bluetooth wireless technology and WiFi, into their products.

Increased competition could result in price reductions, fewer customer orders, reduced margins, and loss of market share. Our failure to compete successfully against current or future competitors could harm our business, operating results, or financial condition.

If we fail to develop and introduce new products rapidly and successfully, we will not be able to compete effectively, and our ability to generate sufficient revenues will be negatively affected.

The market for our products is prone to rapidly changing technology, evolving industry standards and short product life cycles. If we are unsuccessful at developing and introducing new products and services on a timely basis that include the latest technologies conforming with the newest standards and that are appealing to end users, we will not be able to compete effectively, and our ability to generate significant revenues will be seriously harmed.

The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. We will be unable to introduce new products and services into the market on a timely basis or compete successfully, if we fail to:

  identify emerging standards in the field of mobile computing products;
  enhance our products by adding additional features;
  invest significant resources in research and development, sales and marketing, and customer support;
  maintain superior or competitive performance in our products; and
  anticipate our end users' needs and technological trends accurately.

We cannot be sure that we will have sufficient resources to make adequate investments in research and development or that we will be able to make the technological advances necessary to be competitive.

If we do not correctly anticipate demand for our products, our operating results will suffer.

The demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support more products and as competition in the market for our products intensifies. If demand increases beyond forecasted levels, we would have to rapidly increase production at our third-party manufacturers. We depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we were able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices to meet our customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower operating results.

If demand is lower than forecasted levels, we could have excess production resulting in higher inventories of finished products and components, which could lead to write-downs or write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and in our failure to meet some minimum purchase commitments, each of which may lower our operating results

We depend on alliances and other business relationships with a small number of third parties, and a disruption in any one of these relationships would hinder our ability to develop and sell our products.

We depend on strategic alliances and business relationships with leading participants in various segments of the communications and mobile personal computer markets to help us develop and market our products. Our strategic partners may revoke their commitment to our products or services at any time in the future or may develop their own competitive products or services. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings, or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, failure to win new customers, or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design activities for Windows-powered mobile products and, more recently, to design activities for Palm devices. Such design activities have diverted financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft or Palm is obligated to continue the collaboration or to support the products produced from the collaboration. Consequently, Microsoft or Palm may terminate their collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, such as changing market conditions, increased competition, discontinued product lines, and product obsolescence.

We rely primarily on distributors, resellers, retailers and original equipment manufacturers to sell our products, and our sales would suffer if any of these third parties stops selling our products effectively.

Because we sell our products primarily through distributors, resellers, retailers and original equipment manufacturers, we are subject to risks associated with channel distribution, such as risks related to their inventory levels and support for our products. Our distribution channels may build up inventories in anticipation of growth in their sales. If such growth in their sales does not occur as anticipated, the inventory build up could contribute to higher levels of product returns. The lack of sales by any one significant participant in our distribution channels could result in excess inventories and adversely affect our operating results.

Our agreements with distributors, resellers, retailers and original equipment manufacturers are generally nonexclusive and may be terminated on short notice by them without cause. Our distributors, resellers, retailers and original equipment manufacturers are not within our control, are not obligated to purchase products from us, and may represent competitive lines of products. Our current sales growth expectations are contingent in part on our ability to enter into additional distribution relationships and expand our retail sales channels. We cannot predict whether we will be successful in establishing new distribution relationships, expanding our retail sales channels or maintaining our existing relationships. A failure to enter into new distribution relationships or to expand our retail sales channels could adversely impact our ability to grow our sales.

We allow our distribution channels to return a portion of their inventory to us for full credit against other purchases. We also supply some retailers on a consignment basis, which means we own the inventory until it is sold by the retailer and the inventory can be returned to us at any time. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, and other restrictions on disclosure to protect our proprietary technologies. We cannot be sure that these measures will provide meaningful protection for our proprietary technologies and processes. We cannot be sure that any patent issued to us will be sufficient to protect our technology. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees, distributors, and strategic partners, and generally control access to our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services, or technology without authorization, develop similar technology independently, or design around our patents.

Effective copyright, trademark, and trade secret protection may be unavailable or limited in certain foreign countries. Furthermore, certain of our customers have entered into agreements with us which provide that the customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may become subject to claims of intellectual property rights infringement, which could result in substantial liability.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. Many of our competitors have large intellectual property portfolios, including patents that may cover technologies that are relevant to our business. In addition, many smaller companies, universities, and individuals have obtained or applied for patents in areas of technology that may relate to our business. The industry is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights.

If we are unable to obtain and maintain licenses on favorable terms for intellectual property rights required for the manufacture, sale, and use of our products, particularly those products which must comply with industry standard protocols and specifications to be commercially viable, our results of operations or financial condition could be adversely impacted.

In addition to disputes relating to the validity or alleged infringement of other parties' rights, we may become involved in disputes relating to our assertion of our intellectual property rights. Whether we are defending the assertion of intellectual property rights against us or asserting our intellectual property rights against others, intellectual property litigation can be complex, costly, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Plaintiffs in intellectual property cases often seek injunctive relief, and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. Thus, any adverse determinations in this type of litigation could subject us to significant liabilities and costs.

New industry standards may require us to redesign our products, which could substantially increase our operating expenses.

Standards for the form and functionality of our products are established by standards committees. Separate committees establish standards, which evolve and change over time, for different categories of our products. We must continue to identify and ensure compliance with evolving industry standards so that our products are interoperable and we remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. Should any unanticipated changes occur, we would be required to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and original equipment manufacturers.

Undetected flaws and defects in our products may disrupt product sales and result in expensive and time-consuming remedial action.

Our hardware and software products may contain undetected flaws, which may not be discovered until customers have used the products. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications, or cause unfavorable publicity, any of which could adversely affect our business and operating results.

Our quarterly operating results may fluctuate in future periods, which could cause our stock price to decline.

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenue and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenue in the last month of the quarter. This subjects us to the risk that even modest delays in orders may adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

  the demand for our products;
  the size and timing of customer orders;
  unanticipated delays or problems in the introduction of our new products and product enhancements;
  the introduction of new products and product enhancements by our competitors;
  the timing of the introduction of new products that work with our connection products;
  changes in the proportion of revenues attributable to royalties and engineering development services;
  product mix;
  timing of software enhancements;
  changes in the level of operating expenses;
  competitive conditions in the industry including competitive pressures resulting in lower average selling prices; and
  timing of distributors' shipments to their customers.

Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our Common Stock would be adversely affected.

The loss of one or more of our senior personnel could harm our existing business.

A number of our officers and senior managers have been employed for seven to ten years by us, including our President, Chief Financial Officer, Chief Technical Officer, Vice President of Marketing, and Senior Vice President for Business Development/General Manager Embedded and Industrial Systems Unit. Our future success will depend upon the continued service of key officers and senior managers. Competition for officers and senior managers is intense and there can be no assurance that we will be able to retain our existing senior personnel. The loss of key senior personnel could adversely affect our ability to compete.

If we are unable to attract and retain highly skilled sales and marketing and product development personnel, our ability to develop new products and product enhancements will be adversely affected.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Our products involve a number of new and evolving technologies, and we frequently need to apply these technologies to the unique requirements of mobile connection products. Our personnel must be familiar with both the technologies we support and the unique requirements of the products to which our products connect. Competition for such personnel is intense, and we may not be able to attract and retain such key personnel. In addition, our ability to hire and retain such key personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such key personnel. Failure to attract and retain such key personnel will adversely affect our ability to develop new products and product enhancements.

We may not be able to collect revenues from customers who experience financial difficulties.

Our accounts receivable are derived primarily from distributors and original equipment manufacturers. We perform ongoing credit evaluations of our customers' financial conditions but generally require no collateral. Reserves are maintained for potential credit losses, and such losses have historically been within such reserves. However, many of our customers may be thinly capitalized and may be prone to failure in adverse market conditions. Although our collection history has been good, from time to time a customer may not pay us because of financial difficulty, bankruptcy or liquidation.

We may be unable to manufacture our products because we are dependent on a limited number of qualified suppliers for our components.

Several of our component parts, including our serial interface chip, our Ethernet chip, and our bar code scanning modules, are produced by one or a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If we are unable to procure certain component parts, we could be required to reduce our operations while we seek alternative sources for these components, which could have a material adverse effect on our financial results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we would be exposed to additional risks associated with holding inventory, such as obsolescence, excess quantities, or loss.

Our operating results could be harmed by economic, political, regulatory and other risks associated with export sales.

Export sales (sales to customers outside the United States) accounted for approximately 42 percent of our revenue in 2002 and approximately 39 percent of our revenue in the first quarter of 2003. Accordingly, our operating results are subject to the risks inherent in export sales, including:

  longer payment cycles;
  unexpected changes in regulatory requirements, import and export restrictions and tariffs;
  difficulties in managing foreign operations;
  the burdens of complying with a variety of foreign laws;
  greater difficulty or delay in accounts receivable collection;
  potentially adverse tax consequences; and
  political and economic instability.

Our export sales are predominately denominated in United States dollars and in Euros for a portion of our sales to European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets. Declines in the value of the Euro relative to the United States dollar may result in foreign currency losses relating to collection of Euro denominated receivables.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control.

Our corporate headquarters is located near an earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure, and overall business is unknown. Additionally, we may experience electrical power blackouts or natural disasters that could interrupt our business. We do not have a detailed disaster recovery plan. We do not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages incurred by us as a result of these events could have a material adverse effect on our business.

The sale of a substantial number of shares of Common Stock could cause the market price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market could adversely affect the market price for our Common Stock. The market price of our Common Stock could also decline if one or more of our significant stockholders decided for any reason to sell substantial amounts of our Common Stock in the public market.

As of May 31, 2003, we had 24,626,984 shares of Common Stock outstanding. Substantially all of these shares are freely tradable in the public market, either without restriction or subject, in some cases, only to S-3 or S-8/S-3 prospectus delivery requirements, and, in some cases, only to manner of sale, volume, and notice requirements of Rule 144 under the Securities Act.

As of May 31, 2003, we had 64,954 shares of Series E redeemable convertible preferred stock outstanding that are convertible into 649,540 shares of Common Stock at $0.87 per share. To the extent the market price of our Common Stock exceeds $0.87 per share, the holder of Series E may decide to convert some or all of the Series E into Common Stock, and such Common Stock would be freely tradable in the public market and subject only to S-3 prospectus delivery requirements.

As of May 31, 2003, we had 276,269 shares of Series F Preferred Stock outstanding that are convertible into 2,762,690 shares of Common Stock at $0.722 per share.

As of May 31, 2003, we had 6,074,253 shares subject to outstanding options under our stock option plans, and 684,088 shares were available for future issuance under the plans. We have registered the shares of Common Stock subject to outstanding options and reserved for issuance under our stock option plans. Accordingly, shares underlying vested options will be eligible for resale in the public market as soon as the options are exercised.

As of May 31, 2003, we had warrants outstanding to purchase a total of 1,930,451 shares of our Common Stock at exercise prices ranging from $0.722 to $1.59. All such warrants may be exercised at any time and the shares issuable upon exercise may be resold, either without restrictions or subject, in some cases, only to S-3 prospectus delivery requirements, and, in some cases, only to manner of sale, volume, and notice requirements of Rule 144.

Volatility in the trading price of our Common Stock could negatively impact the price of our Common Stock.

During the period from June 1, 2002 through May 31, 2003, our Common Stock price fluctuated between a high of $1.52 and a low of $0.51. The trading price of our Common Stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including general economic conditions and the outlook of securities analysts and investors on our industry. In addition, the stock markets in general, and the markets for high technology stocks in particular, have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus, although we may receive up to approximately $1,117,011 upon exercise of the warrants. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements within the meaning of the securities laws. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "The Company" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, are forward looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such identifying words. All forward looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our operations, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows Pocket PC operating system, and developments in our relationships with our strategic partners. These cautionary statements qualify all forward looking statements attributable to us or persons acting on our behalf.

DESCRIPTION OF SERIES F CONVERTIBLE PREFERRED STOCK

On March 21, 2003 we completed a private placement of Series F Convertible Preferred Stock and Common Stock Purchase Warrants pursuant to Subscription Agreements by and among certain of the selling stockholders and us. The private placement was managed by Spencer Trask Ventures, Inc.

Sale of Series F Convertible Preferred Stock and Warrants. Pursuant to the Subscription Agreements, we sold to certain of the selling stockholders a total of 276,269 units at a price of $7.22 per unit (the "Purchase Price") for aggregate proceeds of $2,000,000 in cash. Each unit consisted of (i) one share of our Series F Convertible Preferred Stock, convertible into 10 shares of our Common Stock (resulting in an implied conversion price of $0.722 per share) subject to certain adjustments as set forth in the Certificate of Designation of the Series F Preferred Stock; and (ii) one warrant to purchase three shares of our Common Stock at a price of $0.722 per share (the "Warrant Exercise Price"). We paid an aggregate of $260,000 in fees and expenses to Spencer Trask and incurred $189,000 in legal and other expenses in connection with the sale of these securities, and also issued to Spencer Trask a warrant to purchase 718,300 shares of our Common Stock at a price of $0.722 per share. Two directors of ours, Charlie Bass and Enzo Torresi, participated in the private placement in the amounts of $100,000 and $15,000, respectively, at a price of $7.595 per unit, in compliance with the rules of the NASDAQ stock market for insider participation.

Optional Conversion. Holders of Series F Preferred Stock are entitled to convert all or an portion of their Series F Preferred Stock into Common Stock on a one-for-ten basis (subject to adjustment) at any time prior to the third anniversary of the closing date of the private placement.

Automatic Conversion. All shares of Series F Preferred Stock, if not converted sooner by the holder, will convert automatically into Common Stock on a one-for-ten basis (subject to adjustment) upon the earliest of (i) March 21, 2006 (the "Mandatory Conversion Date"); (ii) immediately preceding a sale of all or substantially all of our assets or a merger or consolidation of another entity with us, subject to certain conditions; or (iii) if, after March 21, 2005 (or, if additional units are sold, two years from the date of the final sale), the Common Stock has a closing sale price of $5.00 or more for twenty consecutive trading days.

Dividend Rights. Holders of Series F Preferred Stock are entitled to a cumulative dividend of 8 percent of the Purchase Price per year, payable in cash or, in our discretion, in registered shares of Common Stock, at the end of each calendar quarter and on the Mandatory Conversion Date. Holders of Series F Preferred are also entitled to an additional dividend at the same rate as any dividend declared and paid on our Common Stock. No dividends may be declared or paid on any shares of Common Stock unless an equal or greater dividend is paid on the Series F Preferred Stock in the same year and unless all prior accrued but unpaid dividends on the Series F Preferred Stock have been paid.

Liquidation Preference. In the event we liquidate, dissolve or wind up, the holders of Series F Preferred Stock are entitled to receive, in preference to our Series E Preferred Stock and our Common Stock, an amount equal to the Purchase Price plus any accrued but unpaid dividends. After payment of the respective liquidation preferences of all shares of Preferred Stock, the remaining assets will be distributed ratably amount all holders of Series F Preferred Stock and Common Stock on an as-converted basis.

Voting. Except as required by law, the holders of the Series F Preferred Stock are entitled to vote with the holders of the Common Stock as a single class on all matters presented to the stockholders, provided that the holders of Series F Preferred Stock are entitled to vote separately on any alternations of the rights or change in the authorized number of shares of Series F Preferred Stock, the redemption or repurchase of the Series F Preferred Stock, or any matters required by law to be submitted to a separate class or series vote. Each share of Series F Preferred Stock has the number of votes equal to the number of shares of Common Stock into which such share is convertible.

Pre-emptive Rights. The holders of the Series F Preferred Stock also have the right to purchase all or part of such holders' pro rata share of our issuances of new securities, subject to certain exceptions.

SELLING STOCKHOLDERS

The shares may be offered by the selling stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift or through a private sale or other transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table. The shares being offered by the selling stockholders may be increased by up to 535,000 shares if we elect to pay dividends on the Series F Preferred Stock with shares of Common Stock.

Certificate Name	Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percent(1)
Jan Arnett, M.D. (2)	22,516	22,516	*	*
David T. Barry (3)	13,507	13,507	*	*
James K. Baskin (4)	13,507	13,507	*	*
The Bass Trust (5)	1,664,901	171,171	1,493,730	6.1%
Joe N. & Jamie Behrendt Revocable Trust 10/20/96 (6)	45,019	45,019	*	*
Lon Bell (7)	90,038	90,038	*	*
Mark Boyce (8)	90,038	90,038	*	*
William J. Callahan & Joan M. Callahan JTWROS (9)	45,019	45,019	*	*
Clariden Bank (10)	180,063	180,063	*	*
Dr. Malcolm R. Currie (11)	18,018	18,018	*	*
DCG&T c/f Eric Rubenstein IRA (12)	9,009	9,009	*	*
DCG&T c/f Robert G. Heidenreich IRA (13)	54,028	54,028	*	*
DCG&T c/f Scott Leishman IRA Rollover (14)	13,507	13,507	*	*
DCG&T Co. FBO Warren Kramer IRA (15)	22,516	22,516	*	*
Stephen A. de Kanter (16)	45,019	45,019	*	*
Delaware Charter G&T C/F Elizabeth A. Eller IRA (17)	36,023	36,023	*	*
Delaware Charter G&T Co FBO Elizabeth H. Bone SEP IRA (18)	36,023	36,023	*	*
Steven H. Deutsch & Wilma K. Deutsch JTWROS (19)	36,023	36,023	*	*
Cindy Dolgin (20)	45,019	45,019	*	*
Jacob M. Engel (21)	45,019	45,019	*	*
Joseph A. Fabiani (22)	18,018	18,018	*	*
Harold L. Finelt (23)	45,019	45,019	*	*
George Fink (24)	18,018	18,018	*	*
Gary Fischoff (25)	45,019	45,019	*	*
Jonathan Fleisig (26)	180,063	180,063	*	*
Maurice & Stacy Gozlan TIE (27)	90,038	90,038	*	*
Hanam Capital Corporation (28)	45,019	45,019	*	*
Headwaters Holdings LLC (29)	180,063	180,063	*	*
Byron Hughey & Julie Hughey Ten by Entirety with Common Law Ros Expressly Contained (30)	27,014	27,014	*	*
Hypo Alpe-Adria-Bank (Liechtenstein) AG (31)	90,038	90,038	*	*
Alec Jaret (32)	18,018	18,018	*	*
Jericho Investments (33)	90,038	90,038	*	*
David V. Kahn (34)	18,018	18,018	*	*
Jonathan E. Kahn (35)	45,019	45,019	*	*
John J. Kealy Revocable Trust dtd 8/15/96 John J. Kealy TTEE (36)	12,610	12,610	*	*
James Kendall (37)	90,038	90,038	*	*
Christian Kolster (38)	72,033	72,033	*	*
Kenneth J. Kostal (39)	22,516	22,516	*	*
Thaddeus B. Kubis & Maria G. Kubis JTWROS (40)	18,018	18,018	*	*
Ronald Lachman (41)	180,063	180,063	*	*
Ezra P. Mager (42)	90,038	90,038	*	*
Thomas A. Masci, Jr. (43)	13,507	13,507	*	*
Kathleen S. McHugh (44)	9,009	9,009	*	*
Richard J. Mish (45)	22,516	22,516	*	*
Mouton Family Living Trust (46)	22,516	22,516	*	*
Brian Neville (47)	15,007	13,507	*	*
Gus & Karen Nicolopoulos (48)	18,018	18,018	*	*
Edward J. O'Connell (49)	45,019	45,019	*	*
O.T. Finance, SA (50)	45,019	45,019	*	*
Performance Capital Group, LLC (51)	45,019	45,019	*	*
Kenneth J. Peterson (52)	90,038	90,038	*	*
Lisa Peterson & Mark Smith JTWROS (53)	18,018	18,018	*	*
K.V. Rajagopalan (54)	18,018	18,018	*	*
Elisha Rothman (55)	90,038	90,038	*	*
Alan Rubin (56)	90,038	90,038	*	*
Richard Russey (57)	13,507	13,507	*	*
Richard Sakakeeny (58)	18,018	18,018	*	*
Larry Schwartz (59)	9,009	9,009	*	*
Elliot Sokolow (60)	45,019	45,019	*	*
Mark C. Steadman (61)	14,417	14,417	*	*
Adam K. Stern (62)	19,018	18,018	*	*
David & Ida Stollwerk (63)	18,018	18,018	*	*
Enzo Torresi (64)	115,716	25,675	*	*
Samuel Victor Vail (65)	18,018	18,018	*	*
Vitel Ventures, Inc. (66)	45,019	45,019	*	*
Jerold Weinger & Lilli Weinger JTWROS (67)	45,019	45,019	*	*
Paul J. Weir (68)	13,507	13,507	*	*
Ralph C. Wintrode Trust dtd May 9, 2001 (69)	36,023	36,023	*	*
Henry Yordan (70)	18,018	18,018	*	*
Michael Zimmerman (71)	18,018	18,018	*	*
Spencer Trask Private Equity Fund I, L.P. (72)	90,038	90,038	*	*
Spencer Trask Private Equity Fund II, LP (73)	90,038	90,038	*	*
Spencer Trask Private Equity Fund III, LLC (74)	90,038	90,038	*	*
Spencer Trask Ventures, Inc. (75)	718,300	718,300	*	*

________________________
* Less than 1%.
(1) Based upon 24,376,984 shares of common stock outstanding as of the close of business on April 16, 2003 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(2) Includes 5,196 shares of common stock subject to a warrant, and 17,320 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(3) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(4) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(5) Includes 39,501 shares of common stock subject to a warrant, and 131,670 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Shares beneficially owned include the shares set forth in the previous sentence and 1,393,216 shares of common stock, 15,723 shares subject to a warrant and 84,791 shares subject to options that become exercisable within 60 days after April 16, 2003. Charlie Bass, as trustee of The Bass Trust, has voting control in respect of these securities held by The Bass Trust.
(6) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Joe N. Behrendt, as trustee of Joe N. & Jamie Behrendt Revocable Trust 10/20/96, has voting control in respect of these securities held by Joe N. & Jamie Behrendt Revocable Trust 10/20/96.
(7) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(8) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(9) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. William J. Callahan and Joan M. Callahan have voting control in respect of these securities held by William J. Callahan & Joan M. Callahan JTWROS.
(10) Includes 41,553 shares of common stock subject to a warrant, and 138,510 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. B. Lienhart and J. Blickensdorfer have voting control in respect of these securities held by Clariden Bank.
(11) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(12) Includes 2,079 shares of common stock subject to a warrant, and 6,930 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Eric Rubenstein has voting control in respect of these securities held by DCG&T c/f Eric Rubenstein IRA.
(13) Includes 12,468 shares of common stock subject to a warrant, and 41,560 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Robert G. Heidenreich has voting control in respect of these securities held by DCG&T c/f Robert G. Heidenreich IRA.
(14) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Scott Leishman has voting control in respect of these securities held by DCG&T c/f Scott Leishman IRA Rollover.
(15) Includes 5,196 shares of common stock subject to a warrant, and 17,320 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Warren Kramer has voting control in respect of these securities held by DCG&T Co. FBO Warren Kramer IRA.
(16) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(17) Includes 8,313 shares of common stock subject to a warrant, and 27,710 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Elizabeth A. Eller has voting control in respect of these securities held by Delaware Charter G&T C/F Elizabeth A. Eller IRA.
(18) Includes 8,313 shares of common stock subject to a warrant, and 27,710 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Elizabeth H. Bone has voting control in respect of these securities held by Delaware Charter G&T Co. FBO Elizabeth H. Bone SEP IRA.
(19) Includes 8,313 shares of common stock subject to a warrant, and 27,710 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Steven H. Deutsch and Wilma K. Deutsch have voting control in respect of these securities held by Steven H. Deutsch & Wilma K. Deutsch JTWROS.
(20) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(21) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(22) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(23) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(24) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(25) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(26) Includes 41,553 shares of common stock subject to a warrant, and 138,510 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(27) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(28) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Robert Schairer has voting control in respect of these securities held by Hanam Capital Corporation.
(29) Includes 41,553 shares of common stock subject to a warrant, and 138,510 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Jonathan Ungar, Sheldon Kahn and Jeff Goshay have voting control in respect of these securities held by Headwaters Holdings LLC.
(30) Includes 6,234 shares of common stock subject to a warrant, and 20,780 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Byron C. Hughey has voting control in respect of these securities held by Byron Hughey & Julie Hughey Ten by Entirety with Common Law Ros Expressly Contained.
(31) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Urs Schnider and Markus Muller have voting control in respect of these securities held by Hypo Alpe-Adria-Bank (Liechtenstein) AG.
(32) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(33) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Amanda McNamara has voting control in respect of these securities held by Jericho Investments.
(34) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(35) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(36) Includes 2,910 shares of common stock subject to a warrant, and 9,700 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. John J. Kealey, as trustee, has voting control in respect of these voting securities held by John J. Kealey Revocable Trust dtd 8/15/96 John J. Kealey TTEE.
(37) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(38) Includes 16,623 shares of common stock subject to a warrant, and 55,410 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(39) Includes 5,196 shares of common stock subject to a warrant, and 17,320 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(40) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Thaddeus B. Kubis & Maria G. Kubis have voting control in respect of these voting securities held by Thaddeus B. Kubis & Maria G. Kubis JTWROS.
(41) Includes 41,553 shares of common stock subject to a warrant, and 138,510 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(42) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(43) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(44) Includes 2,079 shares of common stock subject to a warrant, and 6,930 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(45) Includes 5,196 shares of common stock subject to a warrant, and 17,320 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(46) Includes 5,196 shares of common stock subject to a warrant, and 17,320 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Melvin L. Mouton and Betty H. Mouton have voting control in respect of these securities held by Mouton Family Living Trust.
(47) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Shares beneficially owned include the shares set forth in the previous sentence and 1,500 shares of common stock.
(48) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(49) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(50) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Lucien I. Levy has voting control in respect of these securities held by OT Finance, SA.
(51) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Matthew Brand has voting control in respect of these securities held by Performance Capital Group, LLC.
(52) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(53) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Lisa Peterson and Mark Smith have voting control in respect of these securities held by Lisa Peterson & Mark Smith JTWROS.
(54) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(55) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(56) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(57) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(58) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(59) Includes 2,079 shares of common stock subject to a warrant, and 6,930 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(60) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(61) Includes 3,327 shares of common stock subject to a warrant, and 11,090 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(62) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Shares beneficially owned include the shares set forth in the previous sentence and 1,000 shares of common stock.
(63) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(64) Includes 5,925 shares of common stock subject to a warrant, and 19,750 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Shares beneficially owned include the shares set forth in the previous sentence and 18,867 shares of common stock, 4,716 shares subject to a warrant and 66,458 shares subject to options that become exercisable within 60 days after April 16, 2003.
(65) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(66) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Mark Tompkins has voting control in respect of these securities held by Vitel Ventures, Inc.
(67) Includes 10,389 shares of common stock subject to a warrant, and 34,630 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Jerold Weinger and Lilli Weinger have voting control in respect of these securities held by Jerold Weinger & Lilli Weinger JTWROS.
(68) Includes 3,117 shares of common stock subject to a warrant, and 10,390 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(69) Includes 8,313 shares of common stock subject to a warrant, and 27,710 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. Ralph C. Wintrode has voting control in respect of these securities held by Ralph C. Wintrode Trust dtd May 9, 2001.
(70) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(71) Includes 4,158 shares of common stock subject to a warrant, and 13,860 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder.
(72) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. William Dioguardi has voting control in respect of these securities held by Spencer Trask Private Equity Fund I, LP
(73) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. William Dioguardi has voting control in respect of these securities held by Spencer Trask Private Equity Fund II, LP
(74) Includes 20,778 shares of common stock subject to a warrant, and 69,260 shares which may be issued in respect of shares of Series F Convertible Preferred Stock held by the selling stockholder. William Dioguardi has voting control in respect of these securities held by Spencer Trask Private Equity Fund III, LLC.
(75) Includes 718,300 shares of common stock subject to a warrant.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales;
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the preferred stock, common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered for us hereby.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents and information listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act prior to the completion of the offering covered by this prospectus:

(1) Our Annual Report on Form 10-Kor the year ended December 31, 2002.

(2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(3) Our current reports on Form 8-K filed with the SEC on March 25, 2003, April 23, 2003, and June 10, 2003.

(4) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1995 and our Registration Statement on Form 8-A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Communications, Inc.
37400 Central Court
Newark, CA 94560
Attention: David W. Dunlap
(510) 744 2700

You can also call David W. Dunlap, Chief Financial Officer of Socket Communications, at (510) 744-2700 with any questions about the shares offered under this prospectus.

4,844,797 Shares

SOCKET COMMUNICATIONS, INC.

COMMON STOCK

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

June ___, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The Registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount To Be Paid
SEC registration fee	$382.15
Legal fees and expenses	25,000
Accounting fees and expenses	10,000
Miscellaneous	5,000
__________
Total	$ 40,382.15

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers and authorize indemnification of employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and certain stockholders.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by one of Registrant's directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, Registrant will, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

EXHIBIT INDEX

Exhibits
3.3†	Certificate of Designations of the Series F Convertible Preferred Stock
5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*	Form of Series F Preferred Stock Subscription Agreement, dated March 21, 2003.
10.2*	Form of Common Stock Warrant, dated March 21, 2003.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2#	Consent of Wilson Sonsini Goodrich & Rosati, P.C.(included in Exhibit 5.1).
24.1#	Power of Attorney (see page II-4).

_____________
# Previously filed.
† Incorporated by reference to an exhibit filed with Registrant's Form 10-K that was filed with the Securities and Exchange Commission on March 31, 2003.
* Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on March 25, 2003.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the effective registration statement;

provided, however, that subparagraphs (i) and (ii) shall not apply if the information required to be included in a post effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

(2) For the purpose of determining any liability under the Securities Act treat each post effective amendment as a new registration of the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.

(3) Remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) For the purpose of determining any liability under the Securities Act treat each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newark, State of California, on the 13th day of June, 2003.

SOCKET COMMUNICATIONS, INC.

By: /s/ David W. Dunlap
David W. Dunlap
Chief Financial Officer and
Vice President of Finance and Administration

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on the 13th day of June, 2003 by the following persons in the capacities indicated.

Signature	Title
/s/ Kevin J. Mills Kevin J. Mills	President and Chief Executive Officer (Principal Executive Officer), and Director
/s/ Charlie Bass * Charlie Bass	Chairman of the Board
/s/ David W. Dunlap David W. Dunlap	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Micheal Gifford * Micheal Gifford	Executive Vice President and Director
/s/ Enzo Torresi * Enzo Torresi	Director
/s/ Gianluca Rattazzi * Gianluca Rattazzi	Director
/s/ Peter Sealey* Peter Sealey	Director
/s/ Leon Malmed* Leon Malmed	Director
(*) By: /s/ Kevin J. Mills Kevin J. Mills	Attorney-in-Fact

EXHIBIT INDEX

Exhibits
3.3†	Certificate of Designations of the Series F Convertible Preferred Stock
5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*	Form of Series F Preferred Stock Subscription Agreement, dated March 21, 2003.
10.2*	Form of Common Stock Warrant, dated March 21, 2003.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2#	Consent of Wilson Sonsini Goodrich & Rosati, P.C.(included in Exhibit 5.1).
24.1#	Power of Attorney (see page II-4).

_____________
# Previously filed.
† Incorporated by reference to an exhibit filed with Registrant's Form 10-K that was filed with the Securities and Exchange Commission on March 31, 2003.
* Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on March 25, 2003.

Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3, No. 333-104632) and related Prospectus of Socket Communications, Inc. for the registration of 4,844,797 shares of its common stock and to the incorporation by reference therein of our report dated February 10, 2003 (except Note 14, as to which the date is March 28, 2003), with respect to the consolidated financial statements of Socket Communications, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
June 13, 2003